UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
LIBERTY TRIPADVISOR HOLDINGS, INC.
(Name of the Issuer)
Tripadvisor, Inc.
TellurideSub LLC
(Names of Persons Filing Statement)
Series A Common Stock, $0.01 par value per share
Series B Common Stock, $0.01 par value per share
(Title of Class of Securities)
531465102
531465201
(CUSIP Number of Class of Securities)
Seth J. Kalvert President and Secretary Liberty TripAdvisor Holdings, Inc. 400 1st Avenue Needham, Massachusetts 02494 (781) 800-5000	Seth J. Kalvert Chief Legal Officer and Secretary Tripadvisor, Inc. Telluride Merger Sub Corp. TellurideSub LLC 400 1st Avenue Needham, Massachusetts 02494 (781) 800-5000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)
Copies to:
Michael Minahan Lauren Visek Goodwin Proctor LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Michael J. Aiello Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
This statement is filed in connection with (check the appropriate box):
a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer.

d.
☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 4 (this “final amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “transaction statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “filing person,” and collectively, the “filing persons”): (1) Tripadvisor, Inc., a Nevada corporation (“Tripadvisor”), and (2) TellurideSub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Tripadvisor (“ParentSub LLC”).
This transaction statement relates to the Agreement and Plan of Merger, dated December 18, 2024 (as may be amended from time to time, the “merger agreement”), by and among Liberty TripAdvisor Holdings, Inc., a Delaware corporation (“Liberty TripAdvisor”), Tripadvisor and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of Tripadvisor (“Merger Sub”), pursuant to which, on April 29, 2025, (i) Merger Sub was merged with and into Liberty TripAdvisor (the “merger”), with Liberty TripAdvisor surviving the merger as the surviving corporation (the “surviving corporation”) and an indirect wholly owned subsidiary of Tripadvisor, and (ii) immediately following the merger, Liberty TripAdvisor, as the surviving corporation in the merger, was merged with and into ParentSub LLC (such merger, the “ParentSub LLC merger”, and together with the merger, the “combination”), with ParentSub LLC surviving the ParentSub LLC merger as the surviving company and a wholly owned subsidiary of Tripadvisor. As a result of the combination, each of Liberty TripAdvisor and Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.
This final amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the transaction statement.
Except as otherwise set forth herein, the information set forth in the transaction statement remains unchanged and is incorporated by reference into this final amendment. All information set forth in this final amendment should be read together with the information contained in or incorporated by reference into the transaction statement.
While each of the filing persons acknowledges that the merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this transaction statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that Liberty TripAdvisor is “controlled” by any of the filing persons and/or their respective affiliates.
The information concerning Liberty TripAdvisor contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by Liberty TripAdvisor. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by such filing person.

Item 15.   Additional Information
(c)   Other Material Information.   Item 15(c) of the transaction statement is hereby amended and supplemented as follows:
On April 24, 2025, at a special meeting (the “special meeting”) of the holders of Liberty TripAdvisor’s Series A common stock, par value $0.01 (the “Series A common stock”), and Liberty TripAdvisor’s Series B common stock, par value $0.01 per share (the “Series B common stock”), such holders voted to (i) approve a proposal (the “merger proposal”) to adopt the merger agreement and the transactions contemplated thereby (including the merger), (ii) approve a proposal (the “charter amendment proposal”) to adopt an amendment to the Restated Certificate of Incorporation of Liberty TripAdvisor, dated August 27, 2014 (as amended from time to time), which amends certain provisions of the Certificate of Designations of Liberty TripAdvisor’s 8% Series A Cumulative Redeemable Preferred Stock, dated March 15, 2020 (as amended), (iii) approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to Liberty TripAdvisor’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated thereby, and (iv) approve a proposal (the “adjournment proposal”) to adjourn the special meeting from time to time to solicit additional proxies in favor of the merger proposal or the charter amendment proposal, as applicable, if there are insufficient votes at the time of such adjournment to approve the merger proposal or the charter amendment proposal, as applicable, or if otherwise determined by the chairperson of the special meeting to be necessary or appropriate. Although the adjournment proposal was approved, the meeting was not adjourned prior to the votes on the merger proposal and charter amendment proposal.
In addition, on April 24, 2025, Liberty TripAdvisor issued a press release announcing the results of the special meeting. The press release is attached as Exhibit 99.1 to Liberty TripAdvisor’s Current Report on Form 8-K, filed with the SEC on April 24, 2025, both of which are incorporated by reference herein as Exhibits (a)(10) and (a)(11), respectively, hereto.
On April 29, 2024, Liberty TripAdvisor filed the certificate of merger with respect to the merger with the Secretary of State of Delaware, pursuant to which the merger became effective. As a result, Liberty TripAdvisor became an indirect wholly owned subsidiary of Tripadvisor. Immediately following the effective time of the merger, Liberty TripAdvisor, as the surviving corporation of the merger, filed a certificate of ownership and merger with respect to the ParentSub LLC merger with the Secretary of State of Delaware, pursuant to which the ParentSub LLC merger became effective. Upon the ParentSub LLC merger, the separate corporate existence of Liberty TripAdvisor ceased.
At the effective time of the merger, in accordance with the terms of the merger agreement, shares of Liberty TripAdvisor’s Series A common stock and Series B common stock, issued and outstanding immediately prior to the effective time of the merger, ceased to be outstanding and were converted into the right to receive $0.2567 in cash (without interest thereon).
In connection with the consummation of the merger, Liberty TripAdvisor’s Series A common stock and Series B common stock are no longer quoted on the OTCQB Venture Market operated by OTC Markets Group Inc., effective as of the effective time of the merger prior to market open on April 29, 2025. The surviving company in the combination intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the termination of the registration of its Series A common stock and Series B common stock under Section 12(g) of the Exchange Act and the suspension of Liberty TripAdvisor’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act as promptly as practicable.
In addition, on April 29, 2025, Liberty TripAdvisor filed a Current Report on Form 8-K with the SEC announcing the closing of the merger, which is incorporated by reference herein as Exhibit (a)(12).
Item 16.   Exhibits
Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Liberty TripAdvisor Holdings, Inc. (the “Proxy Statement”), filed with the SEC on March 24, 2025 and incorporated herein by reference.
(a)(2)	Definitive Additional Materials to the Proxy Statement of Liberty TripAdvisor Holdings, Inc., filed with the SEC on March 28, 2025 and incorporated herein by reference.

Exhibit No.	Description
(a)(3)*	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(4)	Letter to Liberty TripAdvisor Holdings, Inc. Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(5)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(6)	Press Release issued by Liberty TripAdvisor Holdings, Inc., dated December 19, 2024, incorporated herein by reference to Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on December 19, 2024.
(a)(7)	Liberty TripAdvisor Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025, incorporated herein by reference.
(a)(8)	Liberty TripAdvisor Holdings, Inc.’s Amendment No. 1 on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on March 28, 2025 (the “10-K/A”), incorporated herein by reference.
(a)(9)	Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on March 21, 2025, incorporated herein by reference.
(a)(10)	Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 24, 2025, incorporated herein by reference.
(a)(11)	Press Release issued by Liberty TripAdvisor Holdings, Inc., dated April 24, 2025, incorporated herein by reference to Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 24, 2025.
(a)(12)	Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 29, 2025, incorporated herein by reference.
(b)	Not applicable.
(c)(1)	Opinion of Citigroup Global Markets Inc. to the Board of Directors of Liberty TripAdvisor Holdings, Inc., dated December 18, 2024, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)**	Presentation, dated December 18, 2024, of Citigroup Global Markets Inc. to the Board of Directors of Liberty TripAdvisor Holdings, Inc.
(c)(3)	Opinion of Centerview Partners LLC to the special committee of the Tripadvisor Board (the “Special Committee”), dated December 18, 2024, incorporated herein by reference to Annex D to the Proxy Statement.
(c)(4)**†	Discussion materials, dated June 17, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(5)**†	Reference analysis, dated July 11, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(6)**†	Discussion materials, dated July 12, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(7)**†	Discussion materials, dated July 24, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(8)**†	Discussion materials, dated September 5, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(9)**†	Discussion materials, dated September 12, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(10)**	Discussion materials, dated September 27, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(11)**†	Discussion materials, dated October 4, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(12)**†	Discussion materials, dated October 6, 2024, prepared by Centerview Partners LLC for the Special Committee.

Exhibit No.	Description
(c)(13)**†	Discussion materials, dated October 11, 2024, prepared by Centerview Partners LLC for the Tripadvisor Board.
(c)(14)**	Discussion materials, dated October 29, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(15)**	Discussion materials, dated October 30, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(16)**†	Discussion materials, dated November 4, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(17)**†	Discussion materials, dated November 15, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(18)**†	Discussion materials, dated December 11, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(19)**	Discussion materials, dated December 18, 2024, prepared by Centerview Partners LLC for the Tripadvisor Board.
(c)(20)**	Presentation, dated December 18, 2024, of Centerview Partners LLC to the Special Committee.
(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Telluride Merger Sub Corp., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)	Voting Agreement, dated as of December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Gregory B. Maffei, incorporated herein by reference to Annex E to the Proxy Statement.
(d)(3)	Voting Agreement, dated as of December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC, incorporated herein by reference to Annex F to the Proxy Statement.
(d)(4)	Letter Agreement, dated December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC, incorporated herein by reference to Annex G to the Proxy Statement.
(d)(5)	Letter Agreement, dated December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation, incorporated herein by reference to Annex H to the Proxy Statement.
(d)(6)	Loan Agreement, dated as of March 20, 2025, by and among Liberty TripAdvisor, Inc., as borrower, the guarantors from time to time party thereto, and Tripadvisor, Inc., as lender, incorporated herein by reference to Liberty TripAdvisor’s Current Report on Form 8-K, filed with the SEC on March 21, 2025.
(f)(1)**	Section 262 of the General Corporation Law of Delaware.
(g)	Not applicable.
16(b)**	Filing fee table.

*
Previously filed with Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on March 28, 2025.

**
Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 23, 2025.

†
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2025
TRIPADVISOR, INC.
By:
/s/ Seth J. Kalvert

Name:
Seth J. Kalvert

Title:
Chief Legal Officer and Secretary

TELLURIDESUB LLC, as successor by merger to Liberty TripAdvisor Holdings, Inc.
By:
/s/ Seth J. Kalvert

Name:
Seth J. Kalvert

Title:
President and Secretary